

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 14, 2008

Mr. Clay Newton
Principal Financial Officer
FX Energy, Inc.
3006 Highland Dr., Suite 206
Salt Lake City, UT 84106

    Re: FX Energy, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2007
    Filed March 10, 2008
    File No. 0-25386

Dear Mr. Newton:

    We have completed our review of your 2007 Form 10-K, and do not, at this time, have any further comments.

                                        Sincerely,

                                        Jill S. Davis
                                        Branch Chief